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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)

                              LTC PROPERTIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title and Class of Securities)


                                    502175102
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                NOVEMBER 3, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]      Rule 13d-1(b)
                  [X]      Rule 13d-1(c)
                  [ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 7 Pages

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CUSIP NO. 502175102                  13G/A                     Page 2 of 7 Pages

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1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (entities only)

         IDANTA PARTNERS LTD.
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [ ]
                                                                     (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         TEXAS, UNITED STATES OF AMERICA
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NUMBER OF                  5        SOLE VOTING POWER
SHARES                              869,550
                           -----------------------------------------------------
BENEFICIALLY               6        SHARED VOTING POWER
OWNED BY                            -0-
                           -----------------------------------------------------
EACH                       7        SOLE DISPOSITIVE POWER
REPORTING                           869,550
                           -----------------------------------------------------
PERSON                     8        SHARED DISPOSITIVE POWER
WITH                                -0-
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    869,550
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10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                    4.3% (1)
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON (See Instructions)
                                       PN
--------------------------------------------------------------------------------

(1) Based on 20,435,483 shares of the Stock outstanding, as reflected in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2004.


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CUSIP NO. 502175102                  13G/A                     Page 3 of 7 Pages

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (entities only)

         DUNN FAMILY TRUST, DAVID J. DUNN, TRUSTEE
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)  [ ]
                                                                 (b)  [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
NUMBER OF                  5        SOLE VOTING POWER
SHARES                              1,717,900
                           -----------------------------------------------------
BENEFICIALLY               6        SHARED VOTING POWER
OWNED BY                            -0-
                           -----------------------------------------------------
EACH                       7        SOLE DISPOSITIVE POWER
REPORTING                           1,717,900
                           -----------------------------------------------------
PERSON                     8        SHARED DISPOSITIVE POWER
WITH                                -0-
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    1,717,900
--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                    8.4% (1)
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON (See Instructions)
                        OO (GRANTOR TRUST FOR INDIVIDUAL)
--------------------------------------------------------------------------------


(1) Based on 20,435,483 shares of the Stock outstanding, as reflected in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2004.


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CUSIP NO. 502175102                  13G/A                     Page 4 of 7 Pages


--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (entities only)

         DAVID J. DUNN
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a)  [ ]
                                                                (b)  [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
NUMBER OF                  5        SOLE VOTING POWER
SHARES                              1,717,900
                           -----------------------------------------------------
BENEFICIALLY               6        SHARED VOTING POWER
OWNED BY                              236,600
                           -----------------------------------------------------
EACH                       7        SOLE DISPOSITIVE POWER
REPORTING                           1,717,900
                           -----------------------------------------------------
PERSON                     8        SHARED DISPOSITIVE POWER
WITH                                  236,600
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    1,954,500
--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                    9.6% (1)
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON (See Instructions)
                                       IN
--------------------------------------------------------------------------------

(1) Based on 20,435,483 shares of the Stock outstanding, as reflected in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2004.


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CUSIP NO. 502175102                  13G/A                     Page 5 of 7 Pages


Pursuant to Rule 13d-2(b) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13G Statement dated July 27, 2000 (the "Schedule 13G"), relating to the Common Stock, $.01 par value per share (the "Stock"), of LTC Properties, Inc. (the "Issuer"), as previously amended by:

         Amendment No. 1 thereto dated February 9, 2001, Amendment No. 2 thereto dated September 7, 2001, Amendment No. 3 thereto dated October 24, 2001, Amendment No. 4 thereto dated February 13, 2002, and Amendment No. 5 thereto dated February 4, 2004.


Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.


Item 2 as reported in the Schedule 13G is hereby amended and restated to read as follows:

ITEM 2(b). ADDRESS OF FILER'S PRINCIPAL BUSINESS OFFICE.
           -----------------------------------------------

        The address of the Filers' principal business office is:

                  12526 High Bluff Drive, Suite 160
                  San Diego, California  92130


Item 4 as reported in the Schedule 13G is hereby amended and restated to read as follows:

ITEM 4.    OWNERSHIP.
           ---------

         IPL: (a) The aggregate number of shares of the Stock that IPL owns beneficially, pursuant to Rule 13d-3 of the Act, is 869,550,
                  (b) which constitutes in the aggregate approximately 4.3% of the assumed 20,435,483 outstanding shares of the Stock.
                  (c) Acting through its general partner DFT, IPL has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 869,550 shares of the Stock. IPL does not share this power to vote or to direct the vote and to dispose or to direct the disposition of the Stock.

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CUSIP NO. 502175102                  13G/A                     Page 6 of 7 Pages


         DFT: (a) Because of its position as general partner of IPL, which owns 869,550 shares of the Stock, DFT may, pursuant to Rule 13d-3 of the Act, be deemed to be beneficial owner of these 869,550 shares, in addition to the 848,350 it directly owns; which totals 1,717,900 shares,
                  (b) which constitutes in the aggregate approximately 8.4% of the assumed 20,435,483 outstanding shares of the Stock.
                  (c) In its capacity as a general partner of IPL and due to the shares it directly owns, DFT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,717,900 shares of the Stock. DFT does not share this power to vote or to direct the vote and to dispose or to direct the disposition of the Stock.

         DJD: (a) DJD may pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,954,500 shares of the Stock because:
                  DJD is the trustee of DFT, which owns 848,350 shares of the Stock and which is a general partner of IPL, which owns 869,550 shares of the Stock, DJD is a limited partner in the Steven Dunn Family Partners Limited Partnership, which owns 68,600 shares of the Stock, DJD is a trustee of and a participant in the Idanta Partners Ltd. Retirement Plan, which owns 118,000 shares of the Stock, and DJD owns 50,000 shares of the Stock jointly with his spouse. (b) The 1,954,500 shares that DJD may be beneficially deemed to own, constitutes in the aggregate approximately 9.6% of the assumed 20,435,483 outstanding shares of the Stock. (c) In his capacity as trustee of DFT, which is also a general partner of IPL, DJD has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,717,900 shares of the Stock. DJD may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of 68,600 shares of the Stock held by SDFP, 118,000 shares of the Stock held by RET, and 50,000 shares of the Stock held jointly with his spouse. DJD owns no shares of the Stock individually.

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CUSIP NO. 502175102                  13G/A                     Page 7 of 7 Pages

ITEM 10.   CERTIFICATION.
           -------------

By signing below, each of the Reporting Persons certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES:

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: November 29, 2004

DUNN FAMILY TRUST

By: /s/ David J. Dunn
    -----------------------------------------
    David J. Dunn, Trustee


/s/ David J. Dunn
---------------------------------------------
David J. Dunn, Individually


IDANTA PARTNERS LTD.
a Texas limited partnership

By: /s/ David J. Dunn
    -----------------------------------------
    Dunn Family Trust, David J. Dunn, Trustee,
    General Partner